UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33494 / May 29, 2019

In the Matter of	:
	:
CARILLON SERIES TRUST	:
CARILLON TOWER ADVISERS, INC.	:
	:
880 Carillon Parkway	:
St. Petersburg, FL 33716	:
	:
	:
(812-14194-03)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

Carillon Series Trust and Carillon Tower Advisers, Inc. filed an application on August 5, 2013, and an amendment to the application on February 18, 2014, December 4, 2018, December 21, 2018, March 26, 2019, and April 25, 2019, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements with certain affiliated and non-affiliated subadvisers without shareholder approval and also grants relief from certain disclosure requirements.

On May 2, 2019, a notice of the filing of the application was issued (Investment Company Act Release No. 33464). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Carillon Series Trust and Carillon Tower Advisers, Inc. (File No. 812-14194-03) is granted, effective immediately, subject to the conditions contained in the application, as amended.

By the Commission.

                              Eduardo A. Aleman
                              Deputy Secretary